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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              __________________

                                  SCHEDULE TO
                                 (Rule 13e-4)

                 TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              __________________

                               ANSWERTHINK, INC.
                      (Name of Subject Company (Issuer))
                              __________________

   Nonqualified Options to Purchase Shares of Common Stock, Par Value $.001
     Per Share, and Incentive Stock Options to Purchase Shares of Common Stock, Par Value $.001 Per Share, Having an Exercise Price of $10.00
        Per Share or More, Granted Under Answerthink, Inc. 1998 Stock
         Option and Incentive Plan, Think New Ideas, Inc. Amended and
          Restated 1997 Stock Option Plan and Think New Ideas, Inc.
                  Amended and Restated 1998 Stock Option Plan

                        (Title of Class of Securities)
                              __________________

                                  036916 10 4
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)
                              __________________

                           Frank A. Zomerfeld, Esq.
                               Corporate Counsel
                               Answerthink, Inc.
                            1001 Brickell Bay Drive
                                  Suite 3000
                             Miami, Florida 33131
                                (305) 375-8005
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                   Copy to:
                             James E. Showen, Esq.
                            Hogan & Hartson L.L.P.
                           555 Thirteenth St., N.W.
                          Washington, D.C. 20004-1109
                                (202) 637-5600

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
          Transaction valuation*                  Amount of filing fee*
--------------------------------------------------------------------------------
              $55,278,146.00                            $11,055.63
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,234,334 shares of common stock of Answerthink, Inc., having an aggregate value of $55,278,146.00 as of June 22, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:   Not applicable.    Filing party: Not applicable.
    Form or Registration No.: Not applicable.    Date filed:   Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 27, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is Answerthink, Inc., a Florida Corporation, (the "Company"), and the address of its principal executive offices is 1001 Brickell Bay Drive, Suite 3000, Miami, Florida, 33131. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Answerthink") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange (i) nonqualified options to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), that were granted under the Answerthink, Inc. 1998 Stock Option and Incentive Plan (the "Answerthink Option Plan") or the Think New Ideas, Inc. Amended and Restated 1997 Stock Option (the "Think New Ideas 1997 Option Plan") or the Think New Ideas, Inc. Amended and Restated 1998 Stock Option Plan (the Think New Ideas 1998 Option Plan and, together with the Answerthink Option Plan and the Think New Ideas 1997 Option Plan, the "Plans") and (ii) incentive stock options to purchase shares of Common Stock that have an exercise price of $10.00 per share or more that were granted under the Plans for new options to purchase shares of Common Stock to be granted under the Answerthink Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibits (a)(1) and (a)(2). The Offer is being made to option holders who are employees or directors of the Company. If all eligible options are tendered and accepted for exchange pursuant to the terms of the Offer, the total number of shares of Common Stock subject to the new options will be 8,234,334. The information set forth in the Offer to Exchange under "Summary Term Sheet,"
Section 1 ("Eligibility; Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.
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Item 4. Terms of the Transaction.

        (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Eligibility; Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

        (e)  The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)  The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c)  The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)  The information set forth in the Offer to Exchange under
Section 8 ("Source and Amount of Consideration; Terms of New Options") and
Section 15 ("Fees and Expenses") is incorporated herein by reference.

        (b)  The information set forth in the Offer to Exchange under
Section 6 ("Conditions of the Offer") is incorporated herein by reference.

        (d)  Not applicable.
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Item 8.  Interest in Securities of the Subject Company.

         (a)   Not applicable.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a)   Not applicable.

Item 10. Financial Statements.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Answerthink") and Section 16 ("Additional Information") and on pages 18 through 40 of the Company's Annual Report on Form 10-K for it's fiscal year ended December 29, 2000 and pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001 is incorporated herein by reference.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)   Not applicable.

Item 12. Exhibits.

         (a) (1)  Offer to Exchange, dated June 27, 2001.

             (2)  Form of Letter of Transmittal.

             (3)  Form of Letter to Eligible Option Holders.

             (4)  Form of Electronic Mail Message to Eligible Option Holders.

             (5)  Form of Letter to Tendering Option Holders.

             (6) Answerthink, Inc. Annual Report on Form 10-K for its fiscal year ended December 29, 2000, filed with the Securities and Exchange Commission on March 29, 2001 and incorporated herein by reference.
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             (7)  Answerthink, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001, filed with the Securities and Exchange Commission on May 14, 2001 and incorporated herein by reference.

         (b) Not applicable.

         (d) (1)  Answerthink, Inc. 1998 Stock Option and Incentive Plan.

             (2) Form of Employee Stock Option Agreement Pursuant to the Answerthink, Inc. 1998 Stock Option and Incentive Plan.

             (3) Form of Director Stock Option Agreement Pursuant to the Answerthink, Inc. 1998 Stock Option and Incentive Plan.

         (g) Not applicable.

         (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a) Not applicable.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        Answerthink, Inc.

                                        /s/ Ted A. Fernandez
                                        ------------------------------------
                                        Ted A. Fernandez
                                        Chairman and Chief Executive Officer

Date:  June 27, 2001
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                               Index to Exhibits


Exhibit
Number    Description
------    ---------------------

(a)(1)    Offer to Exchange, dated June 27, 2001.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Letter to Eligible Option Holders.

(a)(4)    Form of Electronic Mail Message to Eligible Option Holders.

(a)(5)    Form of Letter to Tendering Option Holders.

(a)(6) Answerthink, Inc. Annual Report on Form 10-K for its fiscal year ended December 29, 2000, filed with the Securities and Exchange Commission on March 29, 2001 and incorporated herein by reference.

(a)(7) Answerthink, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001, filed with the Securities and Exchange Commission on May 14, 2001 and incorporated herein by reference.

(d)(1)    Answerthink, Inc. 1998 Stock Option and Incentive Plan.

(d)(2) Form of Employee Stock Option Agreement Pursuant to the Answerthink, Inc. 1998 Stock Option and Incentive Plan.

(d)(3) Form of Director Stock Option Agreement Pursuant to the Answerthink, Inc. 1998 Stock Option and Incentive Plan.